SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ No. 42.150.391/0001-70

NIRE 29.300.006.939

A Publicly-Held Company

MATERIAL FACT

Braskem S.A. ("Company"), in compliance with CVM Ruling nº 358/02, informs its shareholders and the market that, on this date, it entered into a Leniency Agreement with the Federal Prosecutors Office (“Leniency Agreement”), the effectiveness of which is subject to ratification by the 5th Chamber of Coordination and Revision of the Federal Prosecutors Office and by the 13th Federal Justice Criminal Court of Curitiba/PR. The Leniency Agreement is the Brazilian part of the global settlement, which the Company previously informed the market is in the advanced stages of negotiation with the competent authorities.

Under the global settlement, the Company will pay to the competent authorities, in penalties and damages, a total amount of approximately US$ 957 million, equivalent to approximately R$ 3,1 billion.

Out of this amount, approximately R$ 1,6 billion will be paid up front, after the ratification of the agreements by the respective competent courts.  The balance of approximately R$ 1,5 billion will be paid in six annual installments, from January 2018 onwards, adjusted by the IPCA variation.

The facts under the Leniency Agreement comprise all the facts ascertained up to now that involve Braskem within the context of the Carwash Operation. As a result of the agreements, the Company will continue to cooperate with the competent authorities and implement improvements in its compliance system. The Company will also be subject to external monitorship.

The remaining terms of the Leniency Agreement are confidential, but comply, in general terms, with the standards adopted in other cases by the Federal Prosecutors Office.

The Company will keep the market informed of relevant updates to this matter.

São Paulo, December 14, 2016.

Pedro van Langendonck Teixeira de Freitas

Finance and Investors' Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.